Exhibit 99.13

Village Farms Announces First Quarter 2017 Results

NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES

TRADING SYMBOL:	The Toronto Stock Exchange/OTCQX:
Village Farms International, Inc. – VFF/VFFIF

Vancouver, B.C., May 15, 2017 – Village Farms International, Inc. (the “Company”) (TSX: VFF) (OTCQX:VFFIF) announced today results for the quarter ended March 31, 2017.

Michael DeGiglio, Chief Executive Officer of the Company, stated: “Overall revenues were flat in our first quarter compared to the first quarter of 2016, due to a planned production change at our Permian Basin facility. The crop replanting cycle reduced our Texas output during the first quarter of 2017, however the capacity was filled in by our supply partners increasing their volume by 30% during the quarter. The increase maintained sufficient supply for our customer needs, resulting in flat revenues but adversely impacting our EBITDA for the first quarter. The Permian Basin facility, a GATES® technology greenhouse that produced record breaking cucumber yields in 2016, is currently forecasted to repeat its 2016 production levels during 2017.”

Mr. DeGiglio also stated that: “We are focused on continuing to lower our cost of production at our own facilities, and we are pleased with another 3% reduction during the first quarter of 2017. This trend demonstrates the Company’s commitment to grow the highest quality, safest and best tasting produce while continually lowering costs. We also continued to diligently work on and consider alternative crop strategies during the first quarter of 2017 and we remain energized with our progress to date.”

First Quarter Operational Discussion:

Sales

Sales for the three months ended March 31, 2017 decreased by ($431), or (1%), to $31,277 from $31,708 for the three months ended March 31, 2016. The decrease in sales is primarily due to a decrease in the Company’s production—tomatoes pounds are lower by (7%) and cucumber pieces are lower by (13%), as well as a decrease in the average selling price, which is partially offset by an increase in supply partner revenue resulting from a 30% increase in supply partner volume. The increase in supply partner volume is due to an increase in the growing area of the Company’s supply partners. The Company’s tomato and cucumber production decreased during the three months ended March 31, 2017 versus the same period in 2016 due to normal crop cycle changes at the Company’s Permian Basin facility. The Permian Basin facility is in production year-round such that the crop changes typically occur at different times each year. During 2017, the facility is expected to produce approximately the same quantities of tomatoes and cucumbers that it did during 2016.

The average selling price for tomatoes decreased (5%) for the three months ended March 31, 2017 versus the three months ended March 31, 2016. The 2017 first quarter price decrease was primarily due to the very strong pricing in January 2016 versus January 2017 due to the 2016 impact of El Nino on the North American tomato supply. Cucumber pricing decreased by (10%) in the first quarter of 2017 versus the comparable quarter in 2016.

Cost of Sales

Cost of sales for the three months ended March 31, 2017 increased by $670, or 3%, to $27,320 from $26,650 for the three months ended March 31, 2016. The increase is due to a 30% increase in supply partner product volume versus the same period in 2016. The cost of sales at the Company’s facilities continued to improve during the quarter and were down 3% versus the same quarter in 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2017 decreased ($203), or (6%), to $3,224 from $3,427 for the three months ended March 31, 2016. The decrease is primarily the result of a decrease in personnel expenses.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended March 31, 2017 increased by $1,185 to a loss of ($645) from a loss of ($1,830) for the three months ended March 31, 2016. The improvement in the change in value is primarily due to a lower opening biological asset value as at January 2017 versus January 2016. The fair value of the biological asset as at March 31, 2017 was $6,285 as compared to $7,221 as at March 31, 2016.

Net (loss)

Net (loss) for the three months ended March 31, 2017 improved by $51 to ($190) from ($241) for the three months ended March 31, 2016 as a result of an increase in the change in fair value of the biological asset and lower personnel costs, partially offset by the decrease in sales and an increase in cost of sales.

EBITDA

EBITDA for the three months ended March 31, 2017 decreased by ($959), or (26%), to $2,751 from $3,710 for the three months ended March 31, 2016, principally as a result of lower yields resulting from the change in crop cycle at the Permian Basin facility, as well as lower pricing. The Permian Basin facility is in production year-round such that crop changes typically occur at different times each year. During 2017, the facility is expected to produce crop volumes that are approximately in line with its 2016 crop volumes. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA.”

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended March 31,
	2017	2016
Net income (loss)	($190)	($241)
Add:
Amortization	1,951	2,063
Foreign currency exchange loss (gain)	14	(19)
Interest expense	632	557
Income taxes (recovery)	(350)	(535)
Stock compensation	41	43
Loss on asset disposal	8	12
Change in biological asset	645	1,830

EBITDA	$2,751	$3,710

About Village Farms

Village Farms is one of the largest producers, marketers and distributors of premium-quality, greenhouse-grown tomatoes, bell peppers and cucumbers in North America. This premium product as well as premium product produced under exclusive arrangements with other greenhouse producers is grown in sophisticated, highly efficient and intensive agricultural greenhouse facilities located in British Columbia and Texas. Product is marketed and distributed under the Village Farms® brand primarily to retail grocers and dedicated fresh food distributors throughout the United States and Canada. Since its inception, Village Farms has been guided by sustainable growing methods and producing vegetables 365 days a year from its facilities that are healthier for people and the planet. Village Farms is Good for the Earth®.

Forward Looking Statements

This press release contains certain “forward looking statements”. These statements relate to future events or future performance and reflect the Company’s expectations regarding its growth, results of operations, performance, business prospects, opportunities, industry performance and trends and capital availability. These forward looking statements reflect the Company’s current internal projections, expectations or beliefs and are based on information currently available to the Company. In some cases, forward looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict” , “potential”, “continue” or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, such risks and uncertainties as availability of resource, competitive pressures and changes in market activity, risks associated with U.S. and Canadian sales and foreign exchange, regulatory requirements and all of the other “Risk Factors” set out in the Company’s current Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2016, which are available electronically at www.sedar.com. Actual results may differ materially from any forward looking statement. Although the Company believes that the forward looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this press release, and other than as specifically required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/15/c6997.html

%SEDAR: 00029410E

For further information

Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190, ext. 340.

CO: Village Farms International, Inc.

CNW 18:23e 15-MAY-17